Filed by Input/Output, Inc. pursuant to Rule 425
Under the Securities Act of 1933
Filing Person: Input/Output, Inc.
Commission File No.: 1-12691

     On June 14, 2004, Input/Output, Inc. issued a press release announcing the closing of its underwritten public offering of common stock and the completion of its acquisition of GX Technology Corporation. The text of the press release is as follows:

Input/Output Announces Closing of Secondary Stock Offering and Completion of GX Technology Acquisition

Monday June 14, 2004, 12:53 p.m. EDT

HOUSTON, June 14 /PRNewswire-FirstCall/ — Input/Output, Inc. (NYSE: IO) announced today that it closed on June 14, 2004 the public offering of 20,209,631 shares of its common stock, which was priced at $7.00 per share. Of the shares sold in the offering, 20,000,000 shares were sold by I/O and 209,631 shares were sold by certain selling stockholders, none of whom were I/O directors, officers, employees or their affiliates. I/O has received net proceeds of approximately $131 million from the offering.

As previously announced, I/O has granted the underwriters an option to purchase up to an additional 3,031,445 shares of common stock within 30 days after the offering to cover over-allotments, if any.

The Company used all the net proceeds from the sale of its shares of common stock to pay a portion of the purchase price for the acquisition of GX Technology Corporation (“GXT”). I/O completed the GXT acquisition concurrently with the closing of the offering.

Bob Peebler, President and CEO of I/O, commented, “We are very pleased with the support we got from the investment community at large during this equity offering, which allowed us to close on the GXT acquisition in a timely manner. GXT is a crown jewel in the world of seismic technology and it will allow us to re-orient our company from primarily manufacturing seismic acquisition equipment to offering a full range of seismic imaging solutions. We’ve said previously that digital, full-wave imaging will be about more than just the sensor. It’s also about planning, field execution and advanced processing. GXT complements I/O’s VectorSeis® sensor technology and we believe positions us to deliver digital, full-wave images to oil & gas companies.”

Morgan Stanley & Co. Incorporated acted as book-running manager for the common stock offering and the co-managers were Johnson Rice & Company, L.L.C. and Sanders Morris Harris Inc. Copies of the final common stock offering prospectus may be obtained from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 1585 Broadway, New York, NY 10036.

THE COMPANY

I/O is the world’s leading, technology-only seismic services provider. The company provides cutting-edge seismic acquisition equipment, software, and planning and seismic processing services to the global oil and gas industry. The company’s technologies are applied in both land and marine environments, in traditional 2D and 3D surveys, and in rapidly growing areas like time-lapse (4D) reservoir monitoring and full-wave imaging. I/O has offices in the United States, Canada, Europe, China, Russia and the Middle East. Additional information is available at http://www.i-o.com.

FORWARD-LOOKING STATEMENTS

     This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the company’s common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offering of these securities is made only by means of a prospectus.